# SEC Schedule 13D/A (Amendment No. 12) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Eos Energy Enterprises, Inc., CIK 0001805077
CUSIP: 29415C101
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: Two Allegheny Center Nova Tower 2, Pittsburgh, Pennsylvania (PA), 15212
Date of event which requires filing of this statement: 08/04/2026
Amends the filing with accession number 0001011438-24-000386
Filed by CIK 0002027951
Persons authorized to receive notices and communications: Alexander D. Benjamin, 875 Third Avenue, 11th Floor, New York, New York (NY), 10022, (212) 891-2100

## Reporting persons
- Cerberus Capital Management II, L.P. (CIK 0002027951): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 175,829,986; shared voting power 0; sole dispositive power 175,829,986; shared dispositive power 0; aggregate amount beneficially owned 175,829,986 (32.6% of the class)
- CCM Denali Equity Holdings, LP (CIK 0002027945): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 175,829,986; shared voting power 0; sole dispositive power 175,829,986; shared dispositive power 0; aggregate amount beneficially owned 175,829,986 (32.6% of the class)
- CCM Denali Equity Holdings GP, LLC (CIK 0002027946): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 175,829,986; shared voting power 0; sole dispositive power 175,829,986; shared dispositive power 0; aggregate amount beneficially owned 175,829,986 (32.6% of the class)
- CCM Frontier JV Holdco, LLC (CIK 0002138492): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 20,017,772; shared voting power 0; sole dispositive power 20,017,772; shared dispositive power 0; aggregate amount beneficially owned 20,017,772 (5.2% of the class)
- CCM Frontier Power USA Holdings, LP (CIK 0002138494): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 20,017,772; shared voting power 0; sole dispositive power 20,017,772; shared dispositive power 0; aggregate amount beneficially owned 20,017,772 (5.2% of the class)
- CCM Frontier Power USA Holdings GP, LLC (CIK 0002138501): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 20,017,772; shared voting power 0; sole dispositive power 20,017,772; shared dispositive power 0; aggregate amount beneficially owned 20,017,772 (5.2% of the class)
- Cerberus GP Manager LLC (CIK 0002138721): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 20,017,772; shared voting power 0; sole dispositive power 20,017,772; shared dispositive power 0; aggregate amount beneficially owned 20,017,772 (5.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Eos Energy Enterprises, Inc.
Address of issuer's principal executive offices: Two Allegheny Center Nova Tower 2, Pittsburgh, Pennsylvania (PA), 15212
Comment:
The following constitutes Amendment No. 12 ("Amendment No. 12") to the Schedule 13D filed with the Securities and Exchange Commission ("SEC") by Cerberus Capital Management II, L.P. ("Cerberus Capital Management II"), CCM Denali Equity Holdings, LP ("CCM Denali Equity") and CCM Denali Equity Holdings GP, LLC ("CCM Denali Equity GP", and together with Cerberus Capital Management II and CCM Denali Equity, the "Initial Reporting Persons") on June 28, 2024, as amended by Amendment No. 1 filed on July 29, 2024, Amendment No. 2 filed on September 3, 2024, Amendment No. 3 filed on September 12, 2024, Amendment No. 4 filed on November 4, 2024, Amendment No. 5 filed on December 17, 2024, Amendment No. 6 filed on January 27, 2025, Amendment No. 7 filed on March 17, 2025, Amendment No. 8 filed on April 20, 2026, Amendment No. 9 filed on May 14, 2026, Amendment No. 10 filed on July 2, 2026, and Amendment No. 11 filed on July 9, 2026. This Amendment No. 12 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by (i) the Initial Reporting Persons, (ii) CCM Frontier JV Holdco, LLC ("CCM Frontier"), (iii) CCM Frontier Power USA Holdings, LP ("CCM Frontier LP"), (iv) CCM Frontier Power USA Holdings GP, LLC ("CCM Frontier GP"), and (v) Cerberus GP Manager LLC ("Cerberus GP Manager", and together with CCM Frontier, CCM Frontier LP, and CCM Frontier GP, the "JV Reporting Persons", and collectively with the Initial Reporting Persons, the "Reporting Persons"). Cerberus Capital Management II is the sole member of CCM Denali Equity GP and CCM Denali Equity GP is the general partner of CCM Denali Equity. CCM Frontier LP is the sole member of CCM Frontier, CCM Frontier GP is the general partner of CCM Frontier LP, and Cerberus GP Manager is the sole member of CCM Frontier GP. The JV Reporting Persons are affiliates of the Initial Reporting Persons, and the JV Reporting Persons may be deemed to be members of a Section 13(d) group with the Initial Reporting Persons. Set forth on Exhibit 99.2 hereto are the names and principal business addresses of the control persons of Cerberus Capital Management II, the control person of Cerberus GP Manager, and the managers of CCM Denali Equity GP (collectively, the "Scheduled Persons"). Except as disclosed herein, to the best knowledge of the Reporting Persons, none of the Scheduled Persons individually holds any securities of the Issuer.
Residence or business address: The principal business address for the Reporting Persons is 875 Third Avenue, 11th Floor, New York, New York 10022.
Present principal occupation or employment: Each of the Reporting Persons is engaged in the business of investing. This Schedule 13D relates to securities of Eos Energy Enterprises Inc. (the "Issuer") held directly by each of CCM Denali Equity and CCM Frontier. The principal business of Cerberus Capital Management II is providing investment management services to certain investment funds or other investment advisory clients and serving as the sole member of CCM Denali Equity GP. The principal business of CCM Denali Equity is holding certain investments. The principal business of CCM Denali Equity GP is serving as the general partner of CCM Denali Equity. The principal business of CCM Frontier is holding certain investments. The principal business of CCM Frontier LP is serving as the sole member of CCM Frontier. The principal business of CCM Frontier GP is serving as the general partner of CCM Frontier LP. The principal business of Cerberus GP Manager is serving as the sole member of CCM Frontier GP and a control person of other affiliated entities.
Criminal convictions in the last five years: None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the Scheduled Persons, have been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the Scheduled Persons, have been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Cerberus Capital Management II is a Delaware limited partnership. CCM Denali Equity is a Delaware limited partnership. CCM Denali Equity GP is a Delaware limited liability company. CCM Frontier is a Delaware limited liability company. CCM Frontier LP is a Delaware limited partnership. CCM Frontier GP is a Delaware limited liability company. Cerberus GP Manager is a Delaware limited liability company.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and supplemented by the addition of the following:

The information in Item 4 is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented by the addition of the following:

Pursuant to the previously disclosed A&R Term Sheet, on August 4, 2026, the Issuer, CCM Frontier, and HBC MSF Capital Solutions Blocker II LLC, an affiliate of Hudson Bay Capital Management LP ("HBC"), consummated the closing of the funding (the "Funding") of Frontier Power USA Parent, LLC (the "JV Company"), a Delaware limited liability company and a joint venture among the Issuer, CCM Frontier and HBC.

Pursuant to a Contribution and Warrants Purchase Agreement (the "Contribution and Warrants Purchase Agreement"), dated as of August 4, 2026, by and between CCM Frontier and the JV Company, CCM Frontier (i) caused the JV Company to receive the benefit of certain contracts, contacts, investment opportunities, subject matter expertise and other going concern value with respect to the Frontier power platform developed by affiliates of CCM Frontier and (ii) contributed cash and certain assets to the JV Company as detailed in the Contribution and Warrants Purchase Agreement. In exchange therefor and for certain funds previously contributed by CCM Frontier to the JV Company, the JV Company (A) issued to CCM Frontier 50,000,001 Class A-1 Units of the JV Company and 100,000,000 Class A-2 Units of the JV Company and (B) sold and transferred to CCM Frontier warrants to purchase 20,017,772 shares of Common Stock of the Issuer (the "JV Warrants") that were previously contributed to the JV Company by the Issuer.

The foregoing description of the Contribution and Warrants Purchase Agreement is qualified in its entirety by reference to the full text of the Contribution and Warrants Purchase Agreement, which is filed as Exhibit 99.3 and is incorporated herein by reference.

The JV Warrants are governed by that certain Warrant Agreement, dated as of August 4, 2026, by and between the Issuer and Continental Stock Transfer & Trust Company, as warrant agent (the "Warrant Agreement"). The JV Warrants are exercisable at an exercise price of $5.481 per share of Common Stock and expire on the tenth anniversary of the date of issuance. The JV Warrants may be exercised for cash or on a cashless basis. The Issuer may lower the exercise price and extend the duration of the JV Warrants under certain conditions described in the Warrant Agreement. The Issuer has certain rights to redeem the JV Warrants beginning five years after the date of issuance of the JV Warrants under certain conditions described in the Warrant Agreement. The JV Warrants are subject to customary anti-dilution adjustments as described in the Warrant Agreement.

The foregoing description of the Warrant Agreement is qualified in its entirety by reference to the full text of the Warrant Agreement, the form of which is incorporated by reference as Exhibit 99.4 and is incorporated herein by reference.

In connection with the closing of the Funding, on August 4, 2026, the JV Company, the Issuer, CCM Frontier and HBC entered into an Amended and Restated Limited Liability Company Agreement of the JV Company, which provides for the governance, management and operations of the JV Company. In addition, on August 4, 2026, (i) the Issuer, the JV Company and HBC entered into an Exchange Agreement, which, among other things, provides HBC with the right, from time to time, to exchange Class C Units in the JV Company that it holds for shares of Common Stock of the Issuer and (ii) the JV Company, CCM Frontier and the Issuer entered into a letter agreement, which, among other things, provides that if HBC exercises its exchange right, 10% of the Class C Units in the JV Company that the Issuer receives in the exchange are cancelled and reissued to CCM Frontier and CCM Frontier will have the right to purchase up to the remaining 90% of such Class C Units from the Issuer at a price of $1.00 per Class C Unit.

Further, on August 4, 2026, the Issuer and CCM Frontier entered into a Registration Rights Agreement (the "Registration Rights Agreement") pursuant to which the Issuer agreed to customary resale registration rights for the shares of Common Stock issuable upon the exercise of the JV Warrants. Pursuant to the Registration Rights Agreement, the Issuer agreed to prepare and, as soon as practicable, but in no event later than the 30th calendar day after August 4, 2026, file with the SEC a registration statement on Form S-3 covering the resale of the shares of Common Stock issuable upon exercise of the JV Warrants. In addition, the Issuer agreed to use its best efforts to have such resale registration statement declared effective by the SEC as soon as practicable, but in no event later than the earlier of the (i) 60th calendar day after August 4, 2026, and (ii) the second business day after the date the Issuer is notified (orally or in writing, whichever is earlier) by the SEC that such registration statement will not be reviewed or will not be subject to further review.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is filed as Exhibit 99.5 and is incorporated herein by reference.

In addition, CCM Denali Equity has agreed to extend the lock-up restriction of Section 4.1(d) of the previously disclosed Securities Purchase Agreement to December 21, 2026.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The amount of shares of Common Stock issuable upon exercise of the Warrant (as defined in Item 4 in the original Schedule 13D and subject to the limitations as described therein) and issuable upon the conversion Series B-1 Preferred Stock, Series B-2 Preferred Stock, Series B-3 Preferred Stock, and Series B-4 Preferred Stock detailed below reflect antidilution adjustments pursuant to the terms of such securities that were triggered by additional issuances of securities by the Issuer. Each of the Initial Reporting Persons may be deemed to beneficially own 175,829,986 shares of Common Stock, which amount includes 44,435,304 shares of Common Stock of the Issuer issuable upon exercise of the Warrant (as defined in Item 4 in the original Schedule 13D and subject to the limitations as described therein), 36,067,246 shares of Common Stock of the Issuer issuable upon conversion of 31.940063 shares of Series B-1 Preferred Stock, 32,528,734 shares of Common Stock of the Issuer issuable upon conversion of 28.806463 shares of Series B-2 Preferred Stock, 43,203,670 shares of Common Stock of the Issuer issuable upon conversion of 38.259864 shares of Series B-3 Preferred Stock, and 19,595,032 shares of Common Stock of the Issuer issuable upon conversion of 16.150528 shares of Series B-4 Preferred Stock. Such amount of beneficial ownership represents approximately 32.6% of the Common Stock outstanding, based on 364,167,744 shares of Common Stock outstanding as of August 3, 2026, as reported in the Issuer's Form 10-Q filed with the SEC on August 5, 2026. The securities of the Issuer beneficially owned by the Initial Reporting Persons reported herein are directly held and beneficially owned by CCM Denali Equity. CCM Denali Equity GP, as the general partner of CCM Denali Equity, may be deemed to beneficially own the securities of the Issuer held by CCM Denali Equity. Cerberus Capital Management II, as the sole member of CCM Denali Equity GP, may be deemed to beneficially own the securities of the Issuer held by CCM Denali Equity. Each of the JV Reporting Persons may be deemed to beneficially own 20,017,772 shares of Common Stock issuable upon the exercise of the JV Warrants. Such amount of beneficial ownership represents approximately 5.2% of the Common Stock outstanding, based on 364,167,744 shares of Common Stock outstanding as of August 3, 2026, as reported in the Issuer's Form 10-Q filed with the SEC on August 5, 2026. The securities of the Issuer beneficially owned by the JV Reporting Persons reported herein are directly held and beneficially owned by CCM Frontier. CCM Frontier LP, as the sole member of CCM Frontier, may be deemed to beneficially own the securities of the Issuer held by CCM Frontier. CCM Frontier GP, as the general partner of CCM Frontier LP, may be deemed to beneficially own the securities of the Issuer held by CCM Frontier. Cerberus GP Manager, as the sole member of CCM Frontier GP, may be deemed to beneficially own the securities of the Issuer held by CCM Frontier.
Number of shares as to which each person has sole or shared power to vote or dispose: Items 7 through 10 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Each of the Initial Reporting Persons may be deemed to have sole voting power and sole dispositive power over 175,829,986 shares of Common Stock. Each of the JV Reporting Persons may be deemed to have sole voting power and sole dispositive power over 20,017,772 shares of Common Stock. The information in Item 5(a) above is incorporated herein by reference.
Transactions in the class effected during the past sixty days: The disclosure in Item 4 and Item 5(a) is incorporated herein by reference. Except as disclosed in this Schedule 13D, as amended, there have been no transactions by the Reporting Persons or the Scheduled Persons in the securities of the Issuer during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: The disclosure regarding the relationship between the Reporting Persons in Item 2(a) of this Schedule 13D is incorporated herein by reference.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented by the addition of the following:

The disclosure in Item 4 is incorporated herein by reference.

The Contribution and Warrants Purchase Agreement is filed as Exhibit 99.3 and is incorporated herein by reference.

The form of Warrant is incorporated by reference as Exhibit 99.4 and is incorporated herein by reference.

The Registration Rights Agreement is filed as Exhibit 99.5 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons.

99.2 Control Persons of Cerberus Capital Management II, Control Person of Cerberus GP Manager, and Managers of CCM Denali Equity GP.

99.3 Contribution and Warrants Purchase Agreement, by and between CCM Frontier and the JV Company, dated as of August 4, 2026.

99.4 Form of Warrant Agreement (incorporated by reference to Exhibit 4.2 to the Issuer's Form 8-K, filed with the SEC on July 2, 2026).

99.5 Registration Rights Agreement, by and between the Issuer and CCM Frontier, dated as of August 4, 2026.

## Signatures
- Cerberus Capital Management II, L.P.: /s/ Alexander D. Benjamin, Alexander D. Benjamin/Senior Managing Director and Chief Legal Officer (08/06/2026)
- CCM Denali Equity Holdings, LP: /s/ Alexander D. Benjamin, Alexander D. Benjamin/Manager, CCM Denali Equity Holdings GP, LLC, its general partner (08/06/2026)
- CCM Denali Equity Holdings GP, LLC: /s/ Alexander D. Benjamin, Alexander D. Benjamin/Manager (08/06/2026)
- CCM Frontier JV Holdco, LLC: /s/ Jake Hansen, Jake Hansen/President (08/06/2026)
- CCM Frontier Power USA Holdings, LP: /s/ Jake Hansen, Jake Hansen/President (08/06/2026)
- CCM Frontier Power USA Holdings GP, LLC: /s/ Jake Hansen, Jake Hansen/President (08/06/2026)
- Cerberus GP Manager LLC: /s/ Alexander D. Benjamin, Alexander D. Benjamin/Senior Managing Director (08/06/2026)